WEALTH MINERALS LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Wealth Minerals Ltd. (the “Company” or “Wealth”) for the three months ended February 28, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended February 28, 2007 and the Company’s audited consolidated financial statements for the year ended November 30, 2006.  The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration programs and the cost, timing and results thereof, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.

DATE

This MD&A reflects information available as at April 26, 2007.

THE BUSINESS OF THE COMPANY

Background

Wealth is a junior mineral resource exploration company with a focus on the acquisition, exploration and development of mineral properties prospective for uranium.  It presently holds, or has the right to acquire, interests in mineral properties located in British Columbia, Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects.  The Company maintains its head office in Vancouver, British Columbia and a regional offices and warehouses in Salta Province of Salta and Trelew, Chubut Province, Argentina.

First Quarter

Exploration Activities

During the quarter ended February 28, 2007, the Company incurred exploration costs of approximately $1.56 million on its currently active mineral property interests, primarily on the Diamante-Los Patos project ($761,779) and its other Argentine uranium exploration activities ($538,867) (not including stock-based compensation costs allocated to exploration costs).

Argentina

Diamante-Los Patos Property

Work at Diamante-Los Patos has been ongoing since December 1, 2007 (the beginning of the first quarter).  Approximately 40 kilometres of picket grids were established over the original discovery areas at the Diamante and Los Patos mineralized zones.  Radiometric surveys and soil sampling surveys were completed over these grid areas and approximately 2,200 samples were submitted for analyses.  This work outlined areas for trenching and subsequently 24 trenches aggregating 1,200 lineal metres were completed at the Diamante Zone.  These trenches were sampled in detail and the results are summarized in Table 1.  Further trenching was completed at Diamante in January and February 2007 to expand upon mineralization encountered in the December trenching program.

Table 1:  Summary of significant trench results – Diamante Zone

Zone	Trench #	Results – lb U3O8/t (ppm uranium)
Diamante	DZ#1	6 metres @ 0.5 lbs/t U3O8(196 ppm uranium)
	DZ#2	4.5 metres @ 0.36 lbs/t U3O8 (140 ppm uranium) 3 metres @ 0.28 lbs/t U3O8 (108 ppm uranium)
	DZ#4	3 metres @ 0.29 lbs/t U3O8 (112 ppm uranium) 3 metres @ 0.43 lbs /t U3O8 (168 ppm uranium)
	DZ#5	6 metres @ 0.54 lbs/t U3O8 (208 ppm uranium)
	DZ#7	3 metres @ 0.32 lbs/t U3O8 (125 ppm uranium) 4.5 metres @ 0.25 lbs/t U3O8 (100 ppm uranium) 4.5 metres @ 0.35 lbs/t U3O8 (138 ppm uranium)
	DZ#12	3 metres @ 0.84 lbs/t U3O8 (325 ppm uranium)
	DZ#17	13.5 metres @ 0.45 lbs/t U3O8 (172 ppm uranium)
	DZ#18	22.5 metres @ 0.50 lbs/t U3O8 (194 ppm uranium)

Continued prospecting at the Diamante-Los Patos property resulted in the discovery of five additional mineralized zones (referred to as the Alfredo, Bingo, Southwest, Los Patos Sur and Los Patos SW zones).  Trenching has been completed at Los Patos and Alfredo Zones and sampling of these trenches began in mid-March 2007.  Permission to begin trenching the Bingo Zone is expected in mid-April.

To date, on all zones, the Company has completed 12,246 lineal metres of trenching (84 trenches and 9 pits) and 168 kilometres of detailed gridding.  A total of 2,387 composite rock/soil samples and 1,955 trench, prospecting and character samples have been taken.  Detailed mapping of the newly discovered zones, as well as of all trenches, was completed during February 2007 and property-wide mapping at 1:10,000 scale was completed in February-March 2007.  Reports on this work are awaited.

Planning continues for an airborne geophysical survey over selected portions of the property and bids will be solicited from three separate geophysical contractors.  A road extension from the Diamante Zone to the Southwest Zone was laid out and permission granted to start construction.  Construction of the road is in progress.

Also during the first quarter, the Diamante-Los Patos camp was enlarged to accommodate 24 to 30 people.  A large warehouse was constructed to protect vehicles and equipment and to keep water and fuels from freezing during the winter.

Work is ongoing for the expansion of the existing grids to accommodate the extensive areas to be covered by the radon gas surveys.  This survey was initiated in mid-March and is anticipated to continue for several months.

A property reconnaissance has located an ideal site for a landing strip.  Necessary permits for construction of this airfield have been applied for and bids for construction have been solicited.  The airfield has been laid out and will measure 3,500 metres long by 30 metres wide.  Construction is anticipated to begin in September.

Results of the various surveys will be integrated to prioritize areas for drilling.  An extensive program of reverse circulation drilling is planned to begin in third quarter of 2007.

San Jorge Basin Uranium Project

The Company, through Madero, has applied for 18 cateos (exploration concessions) covering approximately 162,758 hectares in the province of Chubut, Argentina.  The Company has also negotiated options to acquire an interest in additional cateos in Chubut, as follows:

1.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance;

2.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance; and

3.

pursuant to an option agreement dated March 13, 2007 between the Company and a Peruvian individual, the Company has the option to acquire a 100% interest in and to 11 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance.

Each of these option agreements is subject to acceptance for filing by the TSXV.

Field operations recommenced in early October 2006 with a crew of approximately eight geologists and prospectors.  Exploration consisted of detailed follow-up work (reconnaissance traversing with scintillometers) of approximately 120 target areas developed from the airborne geophysical survey and the detailed structural analysis of the San Jorge Basin completed by Rankin in June-August 2006.

From October 2006 to the end of March 2007, all these target areas were examined on a reconnaissance basis and approximately 20 are deemed to be worthy of further exploration.  Some of this more detailed work was carried out during the first quarter and consisted of detailed grid mapping and sampling.  Approximately 1,500 samples have been collected during this program and, of these, results for approximately 1,000 have been received.  This data is currently being evaluated to determine if any target areas are worthy of more detailed work.  Additional work could consist of radon gas surveys, trenching and possibly drilling.

North-western Argentina Uranium Project

No additional work has been carried out since December 1, 2006.

Peru

Carabaya Uranium Project

No additional work has been carried out since December 1, 2006.

British Columbia

Mackenzie Gold Project

Field work on the project was completed in late September, 2006.  All data was collated and reproduced on a series of maps at various scales.  The 2006 work program was successful in locating gold mineralization in a series of mesothermal quartz veins in the only geochemical anomaly that was trenched.  At least 6 additional geochemical anomalies remain untested.  The Company is currently reviewing the results of 2006 exploration work and a decision regarding further work or joint venturing of the property will be made in the near future.

In order to maintain the option to acquire the Mackenzie Gold Project in good standing, the Company will be required to pay the property vendors an additional $25,000, and issue an additional 250,000 shares, on or before June 20, 2007.  The final payment of $25,000 and issuance of 250,000 shares is due on or before June 20, 2008.

Qualified Person and QA/QC

James M. Dawson, P. Eng., a “qualified person” under National Instrument 43-101, is responsible for overall supervision of the Company’s exploration programs on its properties in Argentina and British Columbia and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to the Company’s exploration activities on such properties, and the results thereof, in this MD&A.  Mr. Dawson is not independent of the Company by virtue of being a shareholder and the holder of incentive stock options.  Mr. Dawson is also one of the optionors of the Mackenzie Gold Project, which the Company holds an option to acquire.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in British Columbia, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  Most of the mineral properties held by the Company are located in Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Argentina and Peru and its proposed exploration expenditures in such countries are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2007 / 2006

	Three month periods ended
	February 28, 2007	November 30, 2006	August 31, 2006 (re-stated)	May 31, 2006 (re-stated)
Total assets	$ 111,355,296	$ 10,815,156	$ 10,170,448	$ 6,122,078
Mineral property interests and deferred exploration costs	10,336,743	8,770,354	7,195,945	4,014,793
Working capital	668,401	1,733,607	2,707,818	1,681,106
Shareholders’ equity	10,861,807	10,367,688	9,897,559	5,770,714
Revenues	-	-	-	-
Net loss	(1,236,577)	(312,634)	(915,834)	(394,601)
Loss per share	$ (0.06)	$ (0.02)	$ (0.05)	$ (0.03)

Fiscal 2006 / 2005

	Three month periods ended
	February 28, 2006 (re-stated)	November 30, 2005 (re-stated)	August 31, 2005 (re-stated)	May 31, 2005 (re-stated)
Total assets	$ 4,668,430	$ 4,147,110	$ 3,892,750	$ 2,621,602
Mineral property interests and deferred exploration costs	2,901,682	1,894,875	757,734	21,773
Working capital	1,433,988	1,996,122	2,898,919	2,531,800
Shareholders’ equity	4,411,420	3,905,815	3,730,197	2,574,799
Revenues	-	-	-	-
Net loss	(308,710)	(185,673)	(373,599)	(573,493)
Loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.05)

Quarterly results can vary significantly, depending upon the timing of property acquisitions/dispositions, exploration expenditures, financings and stock option grants/exercises.

RESULTS OF OPERATIONS

During the quarter, the Company incurred expenditures on its mineral properties as follows:

	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006	Year ended November 30, 2005 (re-stated)
Peru
Acquisition	$	$	$ 1,200,005	$ -
Exploration			-	8,562

Argentina
Acquisition	-		451,000	263,760
Exploration	1,481,520	952,259	4,086,316	884,403

Canada
Acquisition	-		403,000	178,000
Exploration	84,869	54,548	735,158	568,712

Nevada, USA, Properties
Acquisition			-	-
Exploration			-	578

Less amounts written off	-	-	-	-
Total mineral properties	$ 1,566,389	$ 1,006,807	$ 6,875,479	(9,140)

Three months ended February 28, 2007 compared with three months ended February 28, 2006

During the three month period ended February 28, 2007, the Company incurred a loss of $1,236,577 compared to $308,984 in the comparable period of the prior year, or an increase of $927,593.  The principal reason for this increase was higher stock-based compensation charges during the quarter of $912,248 as detailed below:

	Three months ended February 28, 2007	Three months ended February 28, 2006
Consulting	$ 813,224	$ 76,479
Shareholder communications	99,024
	$ 912,248	$ 76,479

In addition, stock-based compensation charges of $208,701 (2006 - $Nil) was allocated to resource property expenditures during the period.

All administrative expenses, with the exception of office and rent, increased during the quarter.  This is a reflection of the recent addition of an employee and the increased level of activity of the Company with its expanding exploration in Argentina and related regulatory and business activity.

LIQUIDITY

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

At February 28, 2007, the Company had working capital of $668,401 (2005 -$870,012) and a cumulative deficit of $10,998,866 (2006 - $6,858,314).  During the quarter, the Company raised $94,603 (gross) through the exercise of 121,157 share purchase warrants and $527,086 (gross) through the exercise of 422,293 stock options.

On March 9, 2007 the Company closed a bought deal private placement of 3,500,000 units at $2.00 per unit on March 9, 2007 for gross proceeds of $7,000,000.  The Company also issued 207,000 commission units and paid $76,000 in cash commissions and $30,000 in expenses in connection with the private placement.  Each unit consisted of one common share and one-half of a warrant to purchase an additional common share at a price of $2.50 until March 9, 2009.  The warrants carry an accelerated expiry feature such that if at any time between July 10, 2007 and March 9, 2009, the daily volume-weighted average trading price of the Company’s shares trade above $4.00 for at least twenty consecutive trading days, the Company may, within 30 days, issue an expiry acceleration notice to the holders of the warrants and, if it does so, the warrants will expire 30 days from the date after the expiry acceleration notice is given (unless exercised).  In connection with this private placement, the Company granted 280,000 underwriters’ warrants to the underwriters, each underwriters’ warrant being exercisable to acquire one share at a price of $2.00 per share until March 9, 2009.

Subsequent to the quarter, the Company has also received $613,858 (gross) through the exercise of warrants and stock options.

During the period ended February 28, 2007, no shares were issued for property acquisitions.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  The exercise of incentive stock options has also been an important source of funding for the Company.  However, the exercise of warrants and incentive stock options is dependent primarily on the market price of the Company’s securities at or near the expiry of such warrants or options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants or stock options will be exercised.

During the period, the Company raised $94,603 (2006 - $659,175) from the exercise of warrants and $527,086 (2006 - $57,500) from the exercise of stock options and spent $6,130 in share issue costs, netting the Company $615,559.  Subsequent to February 28, 2007, the March 9, 2007 private placement was closed and an additional 12,095 warrants and 435,072 options were exercised, netting the Company $7,507,858.

While the Company believes it has sufficient financial resources to carry out its currently planned exploration activities and maintain its ongoing operations over the next 12 months, additional financings will likely be required to conduct further acquisition, exploration or development work on the Company’s mineral projects beyond the next 12 months.  In addition, if the Company determines to undertake any significant property acquisitions, or to accelerate or increase the size of its currently planned work programs, it will require additional funding (which may come from the exercise of warrants or incentive stock options, although there can be no guarantee of this).  While the Company has been successful in raising the necessary funds to carry on its operations in the past, there can be no assurance it will be able to continue to do so.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under “The Business of the Company” above.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the period, the Company engaged in the following transactions with related parties:

a)

The Company paid consulting fees of $791,676 (2006 - $30,600) to directors of the Company (which includes stock-based compensation of $744,576 (2006 - $Nil)) and $61,023 (2006 – $9,000) to officers of the Company (which includes stock-based compensation of $38,648 (2006 - $Nil)).

b)

The Company paid rent and administration fees of $11,925 (2006 - $18,166) to Cardero Resource Corp. (“Cardero”), a public company related by a common director and officers.

c)

Amounts due to related parties of $4,708 (2006 - $46,754) is comprised of $4,708 (2006 - $Nil) to an officer for consulting, $Nil (2006 - $12,489) to Cardero for rent and administration expenses, and $Nil (2006 - $34,265) to directors for expense reimbursements.

PROPOSED TRANSACTIONS

Although the Company is currently in negotiations with respect to a number of potential property acquisitions in Argentina, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since December 1, 2006, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, restricted cash, receivables, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

EVALUATION OF DISCLOSURE ON CONTROLS AND PROCEDURES

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of February 28, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at April 26, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	25,238,759	$28,527,432

2.

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
50,000	$1.05	August 29, 2007
20,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007
60,000	$1.45	March 7, 2008
395,000	$1.80	August 14, 2008
250,000	$1.65	November 7, 2008
50,000	$1.72	November 15, 2008
350,000	$2.00	December 5, 2008
500,000	$3.10	February 28, 2009
525,000	$4.74	April 11, 2009
2,275,000

3.

Warrants Outstanding:

Number	Exercise Price	Expiry Date
150,000	$2.25	January 12, 2008
615,000	$2.25	January 12, 2008
85,000	$2.25	January 13, 2008
1,750,000	$2.50	March 9, 2009
2,600,000

4.

Agents’ Warrants and Options Outstanding:

Number		Exercise Price	Expiry Date
60,635	Options	$2.00	January 12, 2008
158,248	Warrants	$2.25	January 12, 2008
280,000	Warrants	$2.00	March 9, 2009
103,500	Warrants	$2.50	March 9, 2009

DISCLOSURE WITH RESPECT TO MANAGEMENT COMENSATION

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent interim unaudited and audited financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.wealthminerals.com.